Arbor Realty Trust, Inc.

333 Earle Ovington Boulevard, Suite 900

Uniondale, New York 11553

June 22, 2018

VIA EDGAR

Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Arbor Realty Trust, Inc.

Request for Acceleration

Registration Statement on Form S-3

Filed June 13, 2018

File No. 333-225602 (the “Registration Statement”)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Arbor Realty Trust, Inc., a Maryland corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:30 p.m., New York City time, on Monday, June 25, 2018 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•                  that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  that the Company may not assert the comments of the Staff and the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to David J. Goldschmidt, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3574, and that such effectiveness also be confirmed in writing.

[signature page follows]

Very truly yours,

Arbor Realty Trust, Inc.

By:	/s/ Paul Elenio
Name:	Paul Elenio
Title:	Chief Financial Officer

cc:                                David J. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request]